Exhibit 23.1

Consent of Independent Registered Public Accounting Firm
The Board of Directors
Linn Energy, LLC:
We consent to the incorporation by reference in the registration statements on Form S-3 (No. 333-184647) and Form S‑8 (Nos. 333‑131153, 333-151610 and 333-193392) of Linn Energy, LLC of our reports dated February 19, 2015, with respect to the consolidated balance sheets of Linn Energy, LLC as of December 31, 2014 and 2013, and the related consolidated statements of operations, unitholders’ capital, and cash flows for each of the years in the three-year period ended December 31, 2014, and the effectiveness of internal control over financial reporting as of December 31, 2014, which reports appear in the December 31, 2014 annual report on Form 10-K of Linn Energy, LLC.
/s/ KPMG LLP
Houston, Texas
February 19, 2015